Sub-Item 77M:  Mergers

After the close of business on March 6, 2015, the Driehaus International Small Cap Growth Fund ("DRIOX") acquired the assets and liabilities of the Driehaus International Discovery Fund ("DRIDX") pursuant to an Agreement and Plan of Reorganization (the "Agreement") that was approved by DRIDX's shareholders. The acquisition was accomplished by a tax-free exchange of the net assets of DRIDX valued at $79,717,913 (2,568,861 shares outstanding) for 8,325,013 shares of DRIOX. The net assets of DRIOX immediately before the acquisition were $228,904,169 and were $308,622,082 immediately after the acquisition. A copy of the Agreement is incorporated herein by reference to Appendix A of the Proxy Statement/Prospectus filed with the SEC on December 17, 2014.